Exhibit 99.2
STATS ChipPAC Ltd.
Reg No.: 199407932D
FINANCIAL STATEMENTS AND RELATED ANNOUNCEMENT
Financial Statements for the Three and Six Months Ended June 27, 2010.
These figures have not been audited.
STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) and its subsidiaries (collectively, the “Group”) provide a full range of semiconductor test and packaging services. The Group has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
The Group’s financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 27, 2009 included in STATS ChipPAC’s 2009 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2010 ended on June 27, 2010, while our second quarter of 2009 and fiscal year 2009 ended on June 28, 2009 and December 27, 2009, respectively.
All amounts are expressed in United States dollars unless otherwise indicated.
Certain of the statements in this report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or cancelling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases, the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

PART I — INFORMATION REQUIRED FOR QUARTERLY (Q1, Q2, Q3), HALF-YEAR AND FULL YEAR ANNOUNCEMENTS
1(a) An income statement (for the Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Six Months Ended
	June 28,	June 27,	June 28,	June 27,
	2009	2010	2009	2010
	US$'000	US$'000	US$'000	US$'000

Net revenues	320,690	435,320	541,183	823,267
Cost of revenues	(272,289)	(341,726)	(494,952)	(651,996)

Gross profit	48,401	93,594	46,231	171,271

Operating expenses:
Selling, general and administrative	23,506	25,390	44,113	47,973
Research and development	9,771	12,254	17,396	23,792
Restructuring charges	—	—	12,933	—

Total operating expenses	33,277	37,644	74,442	71,765

Operating income (loss)	15,124	55,950	(28,211)	99,506

Other income (expense), net:
Interest income	473	486	1,123	900
Interest expense	(7,811)	(7,451)	(15,732)	(14,918)
Foreign currency exchange loss	(4,997)	(1,116)	(2,978)	(2,044)
Equity income (loss) from investment in equity investee	(278)	369	(1,258)	375
Other non-operating income (expense), net	81	40	(2,320)	151

Total other expense, net	(12,532)	(7,672)	(21,165)	(15,536)

Income (loss) before income taxes	2,592	48,278	(49,376)	83,970
Income tax expense	(362)	(8,882)	(782)	(15,865)

Net income (loss)	2,230	39,396	(50,158)	68,105
Less: Net (income) loss attributable to the noncontrolling interest	(7)	(2,064)	1,314	(3,323)

Net income (loss) attributable to STATS ChipPAC Ltd.	2,223	37,332	(48,844)	64,782

Income (loss) before income taxes of the Group is arrived at after charging / (crediting):

	Three Months Ended		Six Months Ended
	June 28,	June 27,	June 28,	June 27,
	2009	2010	2009	2010
	US$'000	US$'000	US$'000	US$'000

Depreciation and amortization	67,324	69,365	133,979	137,180
Allowance for doubtful debts	281	605	928	1,127
Bad debts written off	16	—	16	—
Write-off for stock obsolescence	1,124	147	3,039	183
Adjustment for overprovision of tax in respect of prior years	(1,321)	(495)	(1,321)	(495)
Additions for (write-back of) liability on unrecognized tax benefits for uncertain tax positions in respect of prior years	253	—	343	(32)
Loss (gain) on sale of property, plant and equipment	620	(126)	154	(390)

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year.

	Notes		Group		Company
			December 27,	June 27,	December 27,	June 27,
			2009	2010	2009	2010
			US$'000	US$'000	US$'000	US$'000
ASSETS
Current assets:
Cash and cash equivalents	(A	)	288,683	287,021	177,877	179,416
Short-term marketable securities			62,512	77,195	—	—
Accounts receivable, net			208,766	255,420	86,987	110,385
Short-term amounts due from affiliates			20,895	17,623	905	10
Short-term amounts due from subsidiaries			—	—	484,018	532,205
Other receivables			11,555	8,879	5,875	4,886
Inventories	(B	)	61,859	65,836	13,802	15,639
Short-term restricted cash	(F	)	25	25	—	—
Prepaid expenses and other current assets	(C	)	19,740	22,485	2,267	3,599

Total current assets			674,035	734,484	771,731	846,140
Long-term marketable securities			16,929	16,849	16,426	16,849
Property, plant and equipment, net	(D	)	1,115,497	1,150,227	260,973	301,018
Investment in equity investee			7,743	8,013	7,743	8,013
Investment in subsidiaries			—	—	1,005,273	1,034,849
Intangible assets	(E	)	39,993	39,724	14,002	16,347
Goodwill			551,132	551,132	—	—
Long-term restricted cash	(F	)	384	389	—	—
Prepaid expenses and other non-current assets	(C	)	21,227	24,930	2,484	13,668

Total assets			2,426,940	2,525,748	2,078,632	2,236,884

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables			133,532	141,172	16,032	19,386
Payables related to property, plant and equipment purchases			49,172	71,911	22,710	38,558
Accrued operating expenses			100,997	100,674	45,033	38,325
Income taxes payable			2,380	4,143	—	—
Short-term borrowings	(G	)	56,000	56,000	50,000	50,000
Short-term amounts due to affiliates			17	19	17	19
Short-term amounts due to subsidiaries			—	—	15,990	94,153
Current installments of long-term debts	(H	)	168,786	21,155	150,000	—

Total current liabilities			510,884	395,074	299,782	240,441
Long-term debts, excluding current installments	(H	)	233,181	374,254	213,000	363,000
Other non-current liabilities			59,329	65,847	1,181	3,741

Total liabilities			803,394	835,175	513,963	607,182

STATS ChipPAC Ltd. Shareholders’ Equity
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,202,218,293 in 2009 and 2010			2,035,573	2,035,783	2,035,573	2,035,783
Accumulated other comprehensive loss			(6,687)	(6,646)	(6,687)	(6,646)
Accumulated deficit			(464,217)	(399,435)	(464,217)	(399,435)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.			1,564,669	1,629,702	1,564,669	1,629,702
Noncontrolling interest			58,877	60,871	—	—

Total equity			1,623,546	1,690,573	1,564,669	1,629,702

Total liabilities and equity			2,426,940	2,525,748	2,078,632	2,236,884

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year (cont’d).
Notes:
(A)	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Cash at banks and on hand	124,734	174,786	47,956	84,337
Cash equivalents
Bank fixed deposits	100,361	77,329	92,361	64,367
Money market funds	63,588	34,906	37,560	30,712

	288,683	287,021	177,877	179,416

(B)	Inventories
Inventories consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Raw materials	49,165	49,510	8,171	9,391
Work-in-progress	11,379	15,200	5,076	5,636
Finished goods	1,315	1,126	555	612

	61,859	65,836	13,802	15,639

(C)	Prepaid expenses and other assets
Prepaid expenses and other current assets consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Debt issuance cost, net of accumulated amortization	464	63	464	63
Other prepayments and assets	14,195	17,341	1,803	3,536
Deferred income tax assets	5,081	5,081	—	—

	19,740	22,485	2,267	3,599

Prepaid expenses and other non-current assets consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Deferred income tax assets	15,841	9,365	—	—
Other deposits	276	290	—	—
Debt issuance cost, net of accumulated amortization	2,006	13,030	2,006	13,030
Others	3,104	2,245	478	638

	21,227	24,930	2,484	13,668

(D)	Property, plant and equipment
Property, plant and equipment consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Cost:
Freehold land	10,833	10,893	—	—
Leasehold land and land use rights	19,864	19,864	—	—
Buildings, mechanical and electrical installation	278,492	291,458	66,651	73,516
Equipment	2,255,290	2,404,770	807,689	886,155

Total cost	2,564,479	2,726,985	874,340	959,671
Total accumulated depreciation	(1,448,982)	(1,576,758)	(613,367)	(658,653)

Property, plant and equipment, net	1,115,497	1,150,227	260,973	301,018

(E)	Intangible assets
Intangible assets consist of the following:

	Group		Company
	December 27,	June 27,	December 27,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Cost:
Tradenames	7,700	7,700	—	—
Technology and intellectual property	32,000	32,000	—	—
Customer relationships	99,300	99,300	—	—
Patent costs, software, licenses and others	47,905	51,651	16,401	19,229

Total cost	186,905	190,651	16,401	19,229
Total accumulated amortization	(146,912)	(150,927)	(2,399)	(2,882)

Intangible assets, net	39,993	39,724	14,002	16,347

(F)	Restricted cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank facilities. At December 27, 2009 and June 27, 2010, US$0.4 million and US$0.4 million were held as restricted cash, respectively.

(G)	Short-term borrowings
The Company had a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of June 27, 2010 over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each were payable at maturity in June 2010 and July 2010, respectively. Both loan tranches bore interest at the rate of 1.68% per annum. The Company rolled forward the loan tranche that was due to mature in June 2010 for an aggregate of 9 days and both tranches were repaid in July 2010. The Company funded the repayment with cash on hand.

In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of US$15.0 million. US$6.0 million was drawn down under this credit facility over two loan tranches of US$3.0 million each. Interest on the two loan tranches of US$3.0 million each was payable on a quarterly basis. In June 2010, STATS ChipPAC Shanghai Co., Ltd. renewed the facility with a credit limit of US$6.0 million. The two loan tranches of US$3.0 million each that were due to mature in June 2010 were rolled forward to a maturity date in June 2011. As of June 27, 2010, US$6.0 million was outstanding under this credit facility. Interest on the loan is payable on a quarterly basis. The loan bears interest at a floating rate which, as of June 27, 2010, was 4.2% per annum.

(H)	Long-term debts
— US$215.0 million 6.75% Senior Notes due 2011

On November 18, 2004, the Company issued US$215.0 million of senior unsecured notes due November 15, 2011, for net proceeds of US$210.5 million. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year.

In March 2009, the Company repurchased US$2.0 million aggregate principal amount of its US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). The Company funded the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.

— US$150.0 million 7.5% Senior Notes due 2010

On July 19, 2005, the Company issued US$150.0 million of senior unsecured notes due July 19, 2010 for net proceeds of US$146.5 million. The senior notes bore interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. As of June 27, 2010, the senior notes due July 19, 2010 were classified as long-term debts on the basis that the Company has the intention and ability to consummate the refinancing of the senior notes as of June 27, 2010.

The Company redeemed the US$150.0 million senior notes at maturity on July 19, 2010. The Company financed the redemption with a drawdown of US$150.0 million from a new senior credit facility obtained in May 2010 (as described below).

— US$360.0 million senior credit facility

On May 18, 2010, the Company obtained a senior credit facility of US$360.0 million with a syndicated group of lenders. The credit facility is guaranteed by all of the Company’s material wholly-owned subsidiaries other than the China subsidiaries and will mature in May 2013. During the tenor of the credit facility, the Company will be required to repay 5% of the principal amount of the credit facility on each of the first two semiannual payment dates, 10% of the principal amount of the credit facility on the third semiannual payment date, 15% of the credit facility on each of the fourth and fifth semiannual payment dates, and the remaining 50% of the principal amount of the credit facility on the sixth (and final) semiannual payment date. The interest rate payable under the credit facility will be determined by reference to LIBOR plus an applicable margin based on our then-applicable leverage ratio. The agreement governing the credit facility contains provisions relating to optional prepayment, mandatory prepayment, representations, affirmative and negative covenants and events of default. The loan drawdown must be made within 6 months from the date of the facility agreement but no later than November 15, 2010. The Company incurred deferred debt issuance cost of approximately $11.8 million in syndication, legal and other costs during the three months ended June 27, 2010. As of June 27, 2010, the Company had not utilized the term loan facility. On July 19, 2010, the Company made a drawdown of US$150.0 million from the credit facility to finance the redemption upon maturity of the 7.5% Senior Notes due 2010.

— Other long-term debts

In October 2007, STATS ChipPAC (Thailand) Limited issued a US$50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI under the promissory note, after contractual netting off of certain receivables from LSI of US$3.2 million, amounted to US$46.8 million. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million were paid to LSI in 2008 and 2009, respectively. As of June 27, 2010, the amount payable to LSI under the promissory note was US$16.8 million.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$113.1 million based on exchange rate as of March 28, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$22.0 million based on exchange rate as of March 28, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.7 million based on exchange rate as of June 27, 2010) loan with new credit facilities of NT$873.0 million (approximately US$27.2 million as of June 27, 2010) obtained from various bank and financial institutions. In the three months ended March 28, 2010, STATS ChipPAC Taiwan Semiconductor Corporation early repaid NT$200.0 million (approximately US$6.2 million) of loan outstanding under these credit facilities. As of June 27, 2010, NT$423.0 million (approximately US$13.2 million) of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.7% to 1.8% per annum and maturities ranging from May 2011 to May 2012.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.4 million as of June 27, 2010) credit facility with Mega Bank of which NT$76.6 million (approximately US$2.4 million) borrowing was outstanding as of June 27, 2010. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of US$6.3 million as of June 27, 2010.
1(b)(ii) In relation to the aggregate amount of the Group’s borrowings and debt securities, specify the following at the end of the current financial period reported on with comparative figures as at the end of the immediately preceding financial year.

	December 27, 2009		June 27, 2010
	Secured	Unsecured	Secured	Unsecured
	US$’000	US$’000	US$’000	US$’000

(a) Repayable within 1 year	1,054	223,732	1,064	76,091
(b) Repayable after 1 year	1,844	231,337	1,330	372,924

	2,898	455,069	2,394	449,015

As of June 27, 2010, the Group’s total debt outstanding consisted of US$451.4 million of borrowings, which included US$150.0 million of the Company’s 7.5% Senior Notes due 2010, US$213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings. The Company redeemed the US$150.0 million of 7.5% Senior Notes due 2010 at maturity on July 19, 2010.

(c)	Details of the collaterals:

Long-term debts of US$2.4 million and US$2.9 million were secured by certain of the Group’s property, plant and equipment with net book value of US$6.3 million and US$6.4 million as at June 27, 2010 and December 27, 2009, respectively.

The Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by certain subsidiaries of the Company. The Company redeemed the US$150.0 million of 7.5% Senior Notes due 2010 at maturity on July 19, 2010.

1(c) A cash flow statement (for the Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Six Months Ended
	June 28,	June 27,	June 28,	June 27,
	2009	2010	2009	2010
	US$’000	US$’000	US$’000	US$’000

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	2,223	37,332	(48,844)	64,782
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	66,880	68,887	133,134	136,273
Debt issuance cost amortization	444	478	845	907
Loss (gain) on sale of property, plant and equipment	620	(126)	154	(390)
Gain from repurchase of senior notes	—	—	(276)	—
Foreign currency exchange (gain) loss	426	271	(49)	1,651
Share-based compensation expense	122	4	270	127
Deferred income taxes	1,013	5,711	1,086	9,656
Net income (loss) attributable to the noncontrolling interest	7	2,064	(1,314)	3,323
Equity (income) loss from investment in equity investee	278	(369)	1,258	(375)
Others	8	(226)	(421)	510
Changes in operating working capital:
Accounts receivable	(39,537)	(17,054)	(34,290)	(46,654)
Amounts due from affiliates	(398)	(10)	3,359	3,272
Inventories	(7,932)	(2,974)	(924)	(3,977)
Other receivables, prepaid expense and other assets	(5,151)	(13,248)	(187)	(11,158)
Accounts payable, accrued operating expenses and other payables	20,010	17,470	(27,122)	8,881
Amounts due to affiliates	(60)	18	(1,318)	2

Net cash provided by (used in) operating activities	38,953	98,228	25,361	166,830

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	13,095	—	15,663	—
Proceeds from maturity of marketable securities	6,037	—	18,729	3,130
Purchases of marketable securities	(6,761)	(8,608)	(29,326)	(16,746)
Acquisition of intangible assets	(1,212)	(1,270)	(2,783)	(3,740)
Purchases of property, plant and equipment	(21,205)	(78,058)	(45,458)	(144,299)
Proceeds from sale of assets held for sale	5	—	479	—
Others, net	182	106	318	109

Net cash used in investing activities	(9,859)	(87,830)	(42,378)	(161,546)

Cash Flows From Financing Activities
Repayment of short-term debts	—	(6,000)	(5,035)	(6,000)
Repayment of long-term debts and promissory notes	(19,062)	(268)	(23,086)	(6,794)
Redemption of senior notes	—	—	(2,000)	—
Proceeds from bank borrowings	18,805	6,000	23,840	6,000
Decrease in restricted cash	(11)	318	(19)	(5)
Distribution to noncontrolling interest in subsidiary	—	—	—	—

Net cash used in financing activities	(268)	50	(6,300)	(6,799)

Net decrease in cash and cash equivalents	28,826	10,448	(23,317)	(1,515)
Effect of exchange rate changes on cash and cash equivalents	317	2	168	(147)
Cash and cash equivalents at beginning of the period	243,624	276,571	295,916	288,683

Cash and cash equivalents at end of the period	272,767	287,021	272,767	287,021

1(d)(i) A statement (for the Issuer and Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.
Three Months Ended June 28, 2009

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at March 30, 2009		2,202,218	2,035,464	(9,727)	(525,337)	1,500,400	56,080	1,556,480
Share-based compensation		—	1	—	—	1	—	1
Effect of subsidiary’s equity transaction		—	39	—	—	39	—	39
Comprehensive income (loss):
Dividends paid		—	—	—	—	—	(2,248)	(2,248)
Net loss	2,230	—	—	—	2,223	2,223	7	2,230
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	448	—	—	451	—	451	(3)	448
Unrealized loss on hedging instruments	(287)	—	—	(287)	—	(287)	—	(287)
Realized loss on hedging instruments	241	—	—	241	—	241	—	241
Foreign currency translation adjustment	3,588	—	—	1,774	—	1,774	1,814	3,588

Other comprehensive income	6,220
Comprehensive income attributable to the noncontrolling interest	(1,818)

Comprehensive income attributable to STATS ChipPAC Ltd.	4,402

Balance at June 29, 2009		2,202,218	2,035,504	(7,548)	(523,114)	1,504,842	55,650	1,560,492

Three Months Ended June 27, 2010

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at March 28, 2010		2,202,218	2,035,780	(3,953)	(436,767)	1,595,060	60,958	1,656,018
Share-based compensation		—	1	—	—	1	—	1
Effect of subsidiary’s equity transaction		—	2	—	—	2	—	2
Dividend paid		—	—	—	—	—	(1,704)	(1,704)
Net income	39,396	—	—	—	37,332	37,332	2,064	39,396
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	224	—	—	224	—	224	—	224
Unrealized loss on hedging instruments	(3,018)	—	—	(3,018)	—	(3,018)	—	(3,018)
Realized loss on hedging instruments	685	—	—	685	—	685	—	685
Foreign currency translation adjustment	(1,031)	—	—	(584)	—	(584)	(447)	(1,031)

Other comprehensive income	36,256
Comprehensive income attributable to the noncontrolling interest	(1,617)

Comprehensive income attributable to STATS ChipPAC Ltd.	34,639

Balance at June 27, 2010		2,202,218	2,035,783	(6,646)	(399,435)	1,629,702	60,871	1,690,573

Six Months Ended June 28, 2009

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 28, 2008		2,202,218	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share-based compensation		—	3	—	—	3	—	3
Effect of subsidiary’s equity transaction		—	266	—	—	266	(201)	65
Comprehensive income (loss):
Dividends paid		—	—	—	—	—	(2,248)	(2,248)
Net loss	(50,158)	—	—	—	(48,844)	(48,844)	(1,314)	(50,158)
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	475	—	—	475	—	475	—	475
Unrealized loss on hedging instruments	(2,457)	—	—	(2,457)	—	(2,457)	—	(2,457)
Realized loss on hedging instruments	6,524	—	—	6,524	—	6,524	—	6,524
Foreign currency translation adjustment	589	—	—	218	—	218	371	589

Other comprehensive income	(45,027)
Comprehensive income attributable to the noncontrolling interest	943

Comprehensive income attributable to STATS ChipPAC Ltd.	(44,084)

Balance at June 29, 2009		2,202,218	2,035,504	(7,548)	(523,114)	1,504,842	55,650	1,560,492

Six Months Ended June 27, 2010

	Attributable to Group
	Attributable to Company
				Accumulated		Total Equity
				Other		Attributable to
	Comprehensive			Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Income	Ordinary Shares		Loss	Deficit	ChipPAC Ltd.	Interest	Equity
		No.
	US$’000	(In thousands)	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 27, 2009		2,202,218	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546
Share-based compensation		—	1	—	—	1	—	1
Effect of subsidiary’s equity transaction		—	209	—	—	209	(203)	6
Dividend paid		—	—	—	—	—	(1,704)	(1,704)
Net income	68,105	—	—	—	64,782	64,782	3,323	68,105
Other comprehensive income (loss)
Unrealized gain on available-for-sale marketable securities	423	—	—	423	—	423	—	423
Unrealized loss on hedging instruments	(1,026)	—	—	(1,026)	—	(1,026)	—	(1,026)
Realized loss on hedging instruments	137	—	—	137	—	137	—	137
Foreign currency translation adjustment	1,085	—	—	507	—	507	578	1,085

Other comprehensive income	68,724
Comprehensive income attributable to the noncontrolling interest	(3,901)

Comprehensive income attributable to STATS ChipPAC Ltd.	64,823

Balance at June 27, 2010		2,202,218	2,035,783	(6,646)	(399,435)	1,629,702	60,871	1,690,573

Note: Under US GAAP, the Company’s investment in subsidiaries is accounted for using the equity method.

1(d)(ii) Details of any changes in the Company’s share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

	Number of shares
	June 28,	June 27,
	2009	2010

Issued shares outstanding at December 29, 2008 and December 28, 2009	2,202,218,293	2,202,218,293
Issue of shares pursuant to share plans	—	—

Issued shares outstanding at June 28, 2009 and June 27, 2010	2,202,218,293	2,202,218,293

Options outstanding	13,093,169	11,775,077
Convertible Notes
The Group did not have any outstanding convertible notes as at June 28, 2009 and June 27, 2010.
Treasury Shares
The Group did not have any treasury shares as at June 28, 2009 and June 27, 2010.
1(d)(iii) Total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	December 27,	June 27,
	2009	2010

Total number of issued shares excluding treasury shares	2,202,218,293	2,202,218,293
1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.
Not applicable.
2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.
The figures, prepared in accordance with US GAAP, have not been audited by the Group’s auditors. The financial statements as of December 27, 2009 were derived from the Group’s audited consolidated financial statements.
3 Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of matter).
Not applicable.
4 Whether the same accounting policies and methods of computation as in the Issuer’s most recently audited annual financial statements have been applied.
The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period as those used in the most recently audited annual financial statements.
5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.
With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the six months ended June 27, 2010, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 27, 2009.
In December 2009, FASB issued Accounting Standards Update 2009-17, Improvements to Financial Reporting by Enterprises with Variable Interest Entities to incorporate the changes made by FASB Statement No. 167 into the FASB Codification. The guidance in this update is effective for periods beginning after November 15, 2009 and is effective for the Company’s first quarter reporting in 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In December 2009, FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification, which expands the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets. The guidance in this update is effective for periods beginning in the first interim or annual reporting period ending on or after December 15, 2009 and is effective for the Company’s first quarter reporting in 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.
6 Earnings per ordinary share (“EPS”) of the Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends:-
(a) based on the weighted average number of ordinary shares on issue; and
(b) on a fully diluted basis (detailing any adjustments made to the earnings).

	Three Months Ended				Six Months Ended
	June 28,		June 27,		June 28,		June 27,
	2009		2010		2009		2010

Net income (loss) per ordinary shares attributable to STATS ChipPAC Ltd.
— Basic	US$	0.00	US$	0.02	US$	(0.02)	US$	0.03
— Diluted	US$	0.00	US$	0.02	US$	(0.02)	US$	0.03

Ordinary shares (in thousands) used in per ordinary shares calculation:
— Basic		2,202,218		2,202,218		2,202,218		2,202,218
— Diluted		2,202,223		2,202,240		2,202,218		2,202,239
7 Net asset value (for the Issuer and Group) per ordinary share based on the total number of issued shares excluding treasury shares of the Issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group				Company
	December 27,		June 27,		December 27,		June 27,
	2009		2010		2009		2010

Net asset value per ordinary share	US$	0.74	US$	0.77	US$	0.71	US$	0.74
The net asset value per ordinary share of the Group and the Company as at December 27, 2009 and June 27, 2010 is calculated based on the total issued number of ordinary shares of 2,202,218,293.
8 A review of performance of the Group, to the extent necessary for a reasonable understanding of the Group’s business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs and earnings of the Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the Group during the current financial period reported on.
Please refer to attached appendix: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.
No forecast or prospect statement had been issued for the current reporting period.
10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.
Please refer to attached appendix: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

11 If a decision regarding dividend has been made:-
(a) Whether an interim (final) ordinary dividend has been declared (recommended); and
Not applicable.
(b)(i) Amount per share (cents)
Not applicable.
(b)(ii) Previous corresponding period (cents)
Not applicable.
(c) Whether the dividend is before tax, net of tax or tax exempt. If before tax or net of tax, state the tax rate and the country where the dividend is derived. (If the dividend is not taxable in the hands of shareholders, this must be stated).
Not applicable.
(d) The date the dividend is payable.
Not applicable.
(e) Book closure date.
Not applicable.
12 If no dividend has been declared (recommended), a statement to that effect.
No dividend has been declared or recommended for the current reporting period.
PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
13 Segmented revenue and results for business or geographical segments (of the Group) in the form presented in the Issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.
Not applicable.
14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
15 A breakdown of the Group’s sales.
Not applicable.
16 A breakdown of the total annual dividend (in dollar value) for the Issuer’s latest full year and its previous full year.
Not applicable.
17 Confirmation pursuant to Rule 705(5) of the Listing Manual
The Directors hereby confirm that, to the best of their knowledge, nothing has come to their attention which may render the unaudited financial statements for the three and six months ended June 27, 2010 to be false or misleading in any material aspect.
ON BEHALF OF THE BOARD OF DIRECTORS

Charles R. Wofford	Tan Lay Koon
Chairman	President and Chief Executive Officer
BY ORDER OF THE BOARD
Elaine Sin
Company Secretary
July 30, 2010